EXHIBIT 21.1

SUBSIDIARIES

1.	e-Auction Global Trading Inc. (Barbados), a Barbados corporation, wholly-owned by the Company

2.	Aucxis Corp. (Canada), a Canadian corporation, wholly-owned by e-Auction Global Trading Inc. (Barbados)

3.	Aucxis NV, a Belgium Company, wholly-owned by the Company

4.	Aucxis Trading Systems NV (“ATS”) (formerly Schelfhout Computer Systemen N.V)., a Belgium corporation, owned 97.5 by Aucxis NV (Belgium)

5.	Auction Trading Services Nederland BV (“ATS Holland”), a Holland corporation of which ATS has a 33.3% interest

6.	SDL Invest N.V., a Belgian corporation incorporated March 22, 2000, in which ATS has a 40% ownership interest.

7.	v-Wholesaler N.V. (a holding company), wholly-owned by the Company. (currently controlled by a bankruptcy trustee)

8.	i-Three Inc., wholly-owned by the Company